INVESTOR PRESENTATION

Prof. Hermann Luebbert, CEO
Thomas Schaffer, CFO
Chris Pearson, CCO USA

February 2021

Issuer Free Writing Prospectus dated February 8, 2021
Filed pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-236021
Relating to the Preliminary Prospectus Supplement dated February 8, 2021, to the Prospectus dated February 18, 2020

FORWARD-LOOKING STATEMENTS AND RISKS

Biofrontera

This Free Writing Prospectus ("FWP") includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this FWP regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "believe", "anticipate", "intend", "expect", "target", "goal", "estimate", "plan", "assume", "may", "will", "predict", "project", "would", "could" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, nevertheless, actual results or events could differ materially from the plans, intentions and expectations disclosed in, or implied by, the forward-looking statements we make. Factors that could cause such differences include, but are not limited to:

- our ability to achieve and sustain profitability;
- our ability to compete effectively in selling our products;
- our ability to expand, manage and maintain our direct sales and marketing organizations;
- our actual financial results may vary significantly from forecasts and from period to period;
- our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;
- our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;
- market risks regarding consolidation in the healthcare industry;
- the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;
- our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;
- the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
- the fact that product quality issues or product defects may harm our business;
- any product liability claims;
- the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates;
- our expectations regarding the merits and outcomes of pending or threatened litigation, including the lawsuit brought by DUSA Pharmaceuticals, Inc. ("DUSA") against us before the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices.; and
- the outbreak and impacts of COVID-19 on the global economy and our business.

Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read the preliminary prospectus supplement, the accompanying prospectus and the documents that we have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those described in the section of the preliminary prospectus supplement entitled "Risk Factors".

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date on which this FWP is filed with the U.S. Securities and Exchange Commission ("SEC").

This presentation highlights basic information about Biofrontera AG and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Biofrontera AG has filed a registration statement (including a base prospectus dated February 18, 2020 and preliminary prospectus supplement dated February 8, 2021) with the SEC for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in the registration statement and other documents Biofrontera AG has filed with the SEC for more complete information about Biofrontera AG and the offering. You may access the documents for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, Biofrontera AG or any underwriter participating in the offering will arrange to send you the prospectus supplement and the prospectus if you contact The Benchmark Company, 150 East 58th Street 17th Floor, New York, New York 10155, telephone: (212) 312-6700 or email: prospectus@benchmark.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

OFFERING SUMMARY

Biofrontera
Deep in dermatology

Issuer	Biofrontera AG
Offering Type	US ADS's as part of a global offering including a rights offering to existing shareholders
NASDAQ / Frankfurt Symbols	BFRA / B8F
Stock Price as of Feb 4, 2021 US - ADS Frankfurt - Ordinary Shares	 $7.99 (EUR 6.66) EUR 3.22 ($3.86)
ADS Ratio	1 ADS is equivalent to 2 ordinary shares
Anticipated Global Offering Gross Proceeds	EUR 27 million
Anticipated Pricing	The issue price of the ADS's and subscription price of the ordinary shares are to be identical (adjusting for the euro/U.S. dollar exchange rate and the ratio of ordinary shares to ADS)
Use of Proceeds from the Global Offering	• to conduct clinical studies for Ameluz®, in particular towards seeking FDA approval for the extension of the indications to basal cell carcinoma, actinic keratosis on body areas other than the face and scalp, and acne; • to complete the development of and seek FDA or other regulatory approval for a larger PDT lamp; and • general corporate purposes.
Sole Book Running Manager	The Benchmark Company
Qualified Independent Underwriter	Lake Street Capital Markets
ADS Depositary	BNY Mellon

BIOFRONTERA AT-A-GLANCE

Biofrontera
Deep in dermatology

We are an international biopharmaceutical company focusing on the development and commercialization of pharmaceutical products for the treatment of sun-induced skin diseases, particularily actinic keratosis. In the U.S., we also market a topical antibiotic for the treatment of bacterial skin infections.

HEADQUARTERS	PRODUCTS	SALES FORCE	FINANCIAL PERFORMANCE	R&D	STOCK MARKET
Headquartered in Leverkusen, Germany U.S.-headquarters in Woburn, MA	Biofrontera's Photodynamic Therapy (PDT) drug Ameluz® is approved in the U.S., EU and Switzerland Exclusive license for U.S. marketing of topical antibiotic Xepi®	Dedicated sales teams in the U.S., Germany, Spain and the UK	Revenue growth from EUR 4.1 million in 2015 to EUR 31.3 million in 2019 Revenue of EUR 30.3 to 30.6 million in 2020 (prelim.)	Improve market positioning of existing products through label extensions	Listed on the Frankfurt Exchange (B8F) and on Nasdaq (BFRA)



Both products, Ameluz® and Xepi®, serve markets with considerable growth potential


Xepi™
(ozenoxacin) Cream, 1%
30g
Rx Only


Ameluz®
(aminolevulinic acid HCl) Gel, 10%
NDC 70621-101-10
Rx Only

CAPITALIZATION AND SHAREHOLDER STRUCTURE

Biofrontera
Deep in dermatology

Key stock information

Listing	Frankfurt	Nasdaq
Market cap (as of Feb 4, 2021)	~$179 M	
Ticker symbol	B8F	BFRA
Price per share (as of Feb 4, 2021) 1 ADS = 2 common shares	€3.22 per share	$7.99 per ADS
Shares outstanding	47,747,515	

Shareholder structure as of Feb 2, 2021



Free float
~ 42.1%
Deutsche
Balaton
Group
~ 29.8%
Maruho Co., Ltd.
~ 28.1%

Ameluz®

(aminolevulinic acid HCl) Gel, 10%

AMELUZ® IS THE FIRST AND ONLY FDA-APPROVED** PDT FOR FIELD-DIRECTED AK TREATMENT

Biofrontera
Deep in dermatology

US Approval**
Lesion- and field-directed treatment of AK

IP
IP protection until 2027*
- Granted in most parts of the world
- New patent applications filed



NDC 70621-101-10
Rx Only
Ameluz®
(aminolevulinic acid HCl) Gel, 10%
For Topical Use Only with BF-Rh
Healthcare Profession
Ameluz®
(aminolevulinic acid HCl) Gel, 10%
Rx Only



US
Approved for PDT with Ameluz® in the U.S.

* Treatment of actinic keratosis of mild to moderate severity (Olsen grade 1 to 2) and of field cancerization in adults. Treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome in adults.. Full EU SmPC can be found at https://www.ema.europa.eu/en/documents/product-information/ameluz-epar-product-information_en.pdf

** Ameluz® gel, a porphyrin precursor, in combination with photodynamic therapy using BF-RhodoLED® lamp, is indicated for the lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. Full US prescribing information for Ameluz® and the U.S. User manual for BF-RhodoLED® can be found at https://www.accessdata.fda.gov/drugsatfda_docs/nda/2016/2080810rig1s000LBL.pdf

* Patent application pending in the U.S.

ACTINIC KERATOSIS (AK): DISEASE OVERVIEW

Biofrontera
Deep in dermatology

Epidemiology[1]

Actinic Keratosis (AK):

>58 million patients in the U.S., particularly the elderly population

Basal Cell Carcinoma (BCC):

>4 million patients treated annually in the U.S.

Squamous Cell Carcinoma (SCC):

Second most dangerous skin cancer after melanoma

Pathophysiology

- Chronic illness[1]
- Solar Keratosis[2,4] chronic exposure to sun/ UV light
- 75% of lesions on the head, neck and forearms[2,3]
- Premalignant fields contain lesions of different severity as well as subclinical lesions



Examples of actinic keratosis

Disease Progression



UV-light
subclinical actinic keratosis
actinic keratosis
squamous cell carcinoma

Recent data show **mild** or even **invisible AK** has a **higher chance of progression to SCC** than severe AK (with strong hyper-keratosis)[5]

If an AK lesion progresses to SCC, it does so on **about 2 years** on average[6]

AK treatment cost accounts for ~3.75 % of total skin disease medical cost[1]

- AK is the **most common precancerous skin lesion**, with SCC as a potentially fatal sequela if untreated[2*]
- NMSC, mostly comprising SCC and BCC, is associated with remarkable morbidity and considerable cost[3]

[1] The Skin Cancer Foundation; 2021; https://www.skincancer.org/skin-cancer-information/actinic-keratosis/ accessed on Feb 3, 2021; Vegter S et al. *PLoS One* 2014; 9 (6): e96829. [2] Wolf JE and Rigel DS *Int J Dermatol* 2013; 52: 1063-1070. [3] Ceilley RI and Jorizzo JL *J Am Acad Dermatol* 2013; 68 (1 Suppl 1): 28-38. [4] Foley P et al., *J Dermatolog Treat* 27: 538-45. [5] Fernández-Figueras et al., J Eur Acad Dermatol Venereol. 2015 May;29(5):991-7. [6] Fuchs & Marmur, Dermatol Surg. 2007 Sep;33(9):1099-101

AK: BEFORE AND AFTER AMELUZ® PDT

Biofrontera
Deep in dermatology



Before treatment with Ameluz®-PDT and debridement



6 weeks post treatment

Source: Gilly S. Munavalli, MD, MHS, FACMS
Wake Forest University, School of Medicine Department of Dermatology, Charlotte, NC, USA

US dermatologists have traditionally preferred cryotherapy based on speed of treatment.

Benefits of Ameluz® PDT:

- Good clearance and recurrence rates.
- Serves medical need for field therapy.
- Good cosmetic results: General skin rejuvenating effect of PDT without scars or white spots after treatment.
- Revised CPT codes for better reimbursement.

AMELUZ® MARKET POTENTIAL FOR ACTINIC KERATOSIS

Biofrontera
Deep in dermatology

United States: AK market by treatment option


This 3% segment represents a $ 140M drug market[3]
13%
84%
cryotherapy
topicals
PDT

The U.S. is Biofrontera's largest market with an AK population of **58 million**[1] and **12.6 milion**[2] treatments annually.

Goal 2025: 400,000 to 800,000 tubes in the US

Europe: AK market by treatment option


6%
7%
87%
topicals
cryotherapy*
PDT

EU market size: **2.1 million**[4] prescriptions for AK annually. Ameluz® is the **leading PDT product** for treatment of AK based on sales in Germany and Spain.

Expand PDT market through daylight-PDT

1)The Skin Cancer Foundation; 2021; https://www.skincancer.org/skin-cancer-information/actinic-keratosis/ accessed on Feb 3, 2021 2) 2016 IQVIA data 3) Company sales data and Sun Pharma's annual report 4) Insight Health data 2019 * Share of cryotherapy estimated since no reliable data available

OUR GOAL IS TO OPTIMIZE THE PDT MARKET POTENTIAL BY SEEKING THE FOLLOWING LABEL EXPANSIONS

Biofrontera
Deep in dermatology

2H 2021	2H 2021	2022/23	2022/23	TBD	2025/26
Label expansion	Product development	Label expansion	Label expansion	Label expansion	Label expansion
Anticipated approval for the use of up to 3 tubes in one treatment	Anticipated approval of larger PDT- lamp: BF-RhodoLED® XL	Anticipated approval for the treatment of AK in the periphery	Indication: Superficial basal cell carcinoma	Indication: Squamous cell carcinoma (SCC) *in situ*	Indications: - severe acne - wound healing

Broader label for non-melanoma skin cancer for Ameluz® (first five columns) | **New indications** (last column)

- Preventative strategies for cancer are the **major drivers** for treating actinic keratosis
- Current unmet **medical need for field therapy** and need for therapies that do not physically destruct skin tissue or cause permanent scars

4 KEY STEPS TO ACHIEVE OUR GOALS

Biofrontera
Deep in dermatology

1. Foundational work building the brand and commercial infrastructure
2. Build brand loyalty -- Grow current customers to increase PDT share
3. Expand utilization to take share from Cryotherapy and Topical Therapies
4. Lifecycle planning to optimize market potential

Xepi® (ozenoxacin) Cream, 1%

XEPI® IS THE FIRST OF A NEW GENERATION OF NON-FLUORINATED QUINOLONES

Biofrontera
Deep in dermatology

US Approval

Topical treatment of impetigo due to *Staphylococcus aureus* or *Streptococcus pyogenes* in adult and pediatric patients 2 months of age and older

IP

IP protection until 2032


NDC 70621-103-10
For Topical Use Only
Not For Ophthalmic, Oral, Intranasal, or Intravaginal Use
30g
Rx Only
Biofrontera
Xepi™
NDC 70621-103-01
For Topical Use Only
Not For Ophthalmic, Oral, Intranasal, or Intravaginal Use
30g
Rx Only
Biofrontera
Xepi™
(ozenoxacin) Cream, 1%

XEPI® Advantages*

- Approved for impetigo due to *Staphylococcus aureus* or *Streptococcus pyogenes*, including antibiotic resistant strains such as those associated with MRSA
- Approved for adults and pediatric patients 2 months of age and older
- Reduced risk to generate resistance due to dual mechanism of action
- Convenient dosing: one application twice daily for 5 days


Patient Name:
Address
Date:
Rx
Xepi (ozenoxacin) Cream 1%
Disp: #30 grams
Sig: Apply bid to affected area for 5 days
MD:
Signature:

SKIN AND SOFT TISSUE INFECTIONS: IMPETIGO DISEASE OVERVIEW

Biofrontera
Deep in dermatology

Epidemiology[1]

Impetigo:

>3 million cases/year in the U.S[1], occurs most frequently in children



Impetigo example

Pathophysiology

- Contagious superficial bacterial skin infection caused by *S. aureus* and/or *S. pyogenes*
- Usually seen on the face and neck
- Red sores[1] and honey-colored crusts
- Transmission is by direct contact. Poor hygiene increases spread
- Treatment decisions should consider resistance patterns of *S. aureus*

Antimicrobial Resistance: Public Health Threat

Antibiotic ineffectiveness as a result of bacterial resistance makes infections more difficult to control, worsens prognosis, and increases healthcare costs

90% of MRSA community acquired infections present as skin and soft tissues infections[3].

Patients infected with MRSA are 64% more likely to have complications than those infected with the non-resistant forms[2]

In the US 78% of SSTIs are due to MRSA[3]

If impetigo spreads to a community it may trigger the spread of resistant strains, such as MRSA, with poor prognoses for patients over time

1. Food and Drug Administraton (FDA). How to treat impetigo and control this common skin infection. 2016. https://www.fda.gov/ForConsumers/ConsumerUpdates/ucm048837.htm. Accessed January 15, 2021 2. Center for Disease Dynamics, Economics & Policy. 2015.State of the World's Antibiotics, 2015. CDDEP: Washington, D.C. 2. Otto M. Basis of Virulence in Community-Associated Methicillin-Resistant Staphylococcus aureus. Annu Rev Microbiol. 2010;64(1):143-62..3 Gorwitz RJ. Community-associated methicillin-resistant Staphylococcus aureus: epidemiology and update. Pediatr Infect Dis J 2008;27:925-926.

MARKET POTENTIAL OF XEPI® IN DERMATOLOGY SEGMENT

Biofrontera
Deep in dermatology

Generic Mupirocin
~10 million annual prescriptions[1]:
Utilization by specialty


Dermatology 10%
All Others 31%
Physician Assistant 13%
Family Practice 11%
Nurse Practitioner 21%
Pediatrics 14%

Xepi Dermatology Patients


100%[1]
~63%[2]
~60%[3]
~80%[4]
~1,000,000
~630,000
~378,000
~300,000
Mupirocin treated dermatology patients
Xepi® eligible patients
Patients with commercial insurance
Opportunity for Xepi® in 2020

Xepi®
(ozenoxacin) Cream, 1%

Sources:
1) IQVIA Xponent data 2019
2) Head Group Quantitative Research Study 2020
3) MMIT network
4) Data on file

3 KEY STEPS TO ACHIEVE OUR GOALS

Biofrontera
Deep in dermatology

1 Build brand equity and conviction among Dermatologists

- Build HCP support
- Focused campaign to grow market
- Understand Xepi® market drivers

2 Drive awareness of Xepi® in the Dermatology segment to accelerate growth of Xepi®

- Relaunch Xepi® to drive awareness and accelerate utilization
- Adapt business for a virtual climate

3 Expand patient access to Xepi® channels

- Optimize distribution into retail pharmacies
- Expand existing commercial coverage
- Identify adjacent market opportunities

Financial information

REVENUE DEVELOPMENT 2012-2020

Biofrontera
Deep in dermatology



In EUR million
Other regions
US
Europe
Germany
3.4
3.1
3.1
4.1
6.1
12.0
21.1
31.3
30.3 - 30.6
+114%
+98%
+48%
-3%
2012
2013
2014
2015
2016
2017
2018
2019
2020
prelim.*

Expectation to return to positive growth trajectory in 2021

* The audit of our fiscal year ended December 31, 2020 is ongoing. These preliminary results have not been audited by our independent registered public accountants, nor have any other review procedures been performed by them with respect to these results. Our audited results for the fiscal year ended December 31, 2020 could differ from these estimates based on the completion of the review and audit process.

BIOFRONTERA GROUP FINANCIAL RESULTS

Biofrontera
Deep in dermatology

In EUR million (IFRS)

	2014	2015	2016	2017	2018	2019	2020* prelim.
Total revenue	3.1	4.1	6.1	12.0	21.1	31.3	30.3 - 30.6
Product sales	3.1	4.1	5.0	10.6	21.0	30.6	~ 24.0
thereof US revenues	0	0	1.2	6.3	14.9	23.3	~ 16.6
Operating income	(9.6)	(10.2)	(11.8)	(13.9)	(18.5)	(23.4)	-
Net income	(10.7)	(11.2)	(10.6)	(16.1)	(8.9)	(7.4)	-
Cash & cash equivalents	8.5	4.0	15.1	11.1	19.5	11.1	-
Financial debt	11.7	12.3	3.9	12.5	13.6	23.3	-

Lower 2020 product sales due to pandemic compensated by one-time payment of EUR 6.0 million from Maruho license agreement

* The audit of our fiscal year ended December 31, 2020 is ongoing. These preliminary results have not been audited by our independent registered public accountants, nor have any other review procedures been performed by them with respect to these results. Our audited results for the fiscal year ended December 31, 2020 could differ from these estimates based on the completion of the review and audit process.

SENIOR LEADERSHIP TEAM

Biofrontera
Deep in dermatology



Prof. Hermann Lübbert, PhD
Global CEO & Founder

- Founded Biofrontera in 1997
- Extensive experience in academic research in the U.S. and in Europe
- 10 years in research management at Sandoz Pharma and Novartis Pharma



Thomas Schaffer
Global CFO

- 25 years of experience in finance and venture capital
- CFO positions in small and multi-billion dollar businesses in technology and pharmaceuticals



Erica Monaco, CPA
CFO/COO USA

- 15 years experience in finance, accounting and tax
- Previous positions within public accounting, non-profit and pharmaceutical leadership



Christopher Pearson
CCO USA

- 22 years experience in sales, marketing, corporate strategy and business development
- Held leadership positions in global pharmaceutical and biotech companies



Montserrat Foguet, PhD
Senior VP Reg. Affairs and Production (Global)

- Over 30 years in the pharmaceutical industry
- Founding member of Biofrontera
- PhD of the University of Basel, Switzerland



Wendy Harman
VP Marketing USA

- 21 years commercial pharmaceutical and biotech experience
- Leadership positions in corporate strategy, marketing, global brand management, and product development

CONTACT US

CONTACT DETAILS


Biofrontera
Deep in dermatology

Prof. Hermann Luebbert, PhD — h.luebbert@biofrontera.com
CEO & Founder

Thomas Schaffer — t.schaffer@biofrontera.com
CFO

Pamela Keck — p.keck@biofrontera.com
Head of Investor Relations

Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen
Germany

Phone +49 (214) 876 32 -0
Fax +49 (214) 876 32 -90
Email ir@biofrontera.com
www.biofrontera.com